Level 30, Bank of China Tower
1 Garden Road, Central, Hong Kong, China
Tel: 011-852-9836-2643

July 25, 2008

Via EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Ms. Jenkins:

Re:

Asia Interactive Media Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 31, 2008
Form 10-Q for the Fiscal Quarter Ended March 31, 2008 Filed May 15, 2008
File No. 000-49768

I am the President, Chief Executive Officer and Chief Financial Officer of the Company and write this letter on behalf of the Company.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in reviewing the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company further represents to the Commission that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the SEC staff pursuant to delegated authority do not foreclose the Commission from taking any action with respect to the filing.

The Company represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

Asia Interactive Media Inc.

Per: /s/ Ken Ng
        Ken Ng
        President, Chief Executive Officer and Chief Financial Officer